 NEWS RELEASE

For Immediate Release
December 1, 2009

Ad hoc committee of 8% senior subordinated noteholders
extends deadline for filing a recapitalization plan

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) announced today that members of the ad hoc committee of 8% senior subordinated noteholders (the “Ad Hoc Committee”) of Canwest Media Inc. have extended the date by which the Company must file a consensual recapitalization plan with the Ontario Superior Court of Justice (the “Court”) from November 30, 2009 to the twenty first day prior to the meeting of creditors of Canwest to be called to consider the recapitalization plan. The deadline for the meeting under the terms of the previously announced Support Agreement and the Use of Cash Collateral and Consent Agreement remains January 30, 2010. The Ad Hoc Committee has also indicated that it is prepared to enter into a corresponding amendment to the Use of Cash Collateral and Consent Agreement.

The latest extension provides Canwest with additional time to develop, in consultation with the members of the Ad Hoc Committee, a comprehensive plan for an orderly and structured recapitalization for the benefit of all stakeholders.

More information about Canwest’s restructuring can be found at www.canwest.com.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX-V: CGS and CGS.A) is Canada’s largest media company. In addition to owning the Global Television Network, operating 18 industry-leading specialty channels and having ownership in 5 specialty channels, Canwest is Canada’s largest publisher of English language paid daily newspapers and owns and operates more than 80 online properties.

For further information:

Media Contact:
John Douglas, Senior Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com